UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 0001365160	Cusip Number: 257055103

(Check One):	☒	Form 10-K			☐	Form 10-Q
	☐	Form 20-F	☐	Form 11-K	☐	Form N-SAR

For Period Ended:  May 31, 2013

☒	Transition Report on Form 10-K	☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

DoMark International, Inc.
Full Name of Registrant

 N/A
Former Name if Applicable

254 S Ronald Reagan Blvd, Ste 134
Address of Principal Executive Office (Street and Number)

Longwood, Florida 32750
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition reporton Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q,or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b- 25(c)has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

The Registrant's filing of its report on Form 10-K is delayed due to the Registrant's inability to timely process and present to the Registrant'sindependent registered public accounting firm for review the financialinformation required for the Form 10-K as a result of the completion oftransactions during the past several months and changes in personnel at the Registrant. The Registrant does anticipate filing its annual report within the additional time provided by this filing. The delay in processing is the direct result of these issues and as a result, the Form 10-K could not be completed without unreasonable effort and expense to the Registrant.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to thisnotification

Andrew Ritchie	416	400.4421
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic  reports  required under Section 13 or 15(d) ofThe Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), bee filed? If answer is no,identify report(s). ☒  YES   ☐  NO

(3)
Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?  ☒ YES    ☐ NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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DoMark International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 30, 2013	By:	/s/ Andrew Ritchie
Andrew Ritchie
Chief Executive Officer

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